BANCORP OF NEW JERSEY, INC.
204 Main Street
Fort Lee, New Jersey 07024
April 27, 2007
VIA FACSIMILE (202.772.9208) AND EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Financial Services Group
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Mark Webb, Branch Chief

Re:	Bancorp of New Jersey, Inc. Form S-4 filed March 7, 2007 (File No. 333-141124)
Dear Mr. Webb:
     On behalf of Bancorp of New Jersey, Inc. (the “Company”), this letter responds to comments raised by you in your letter dated March 22, 2007, in connection with your review of the above-referenced registration statement. As Robert Murphy, Esq. previously discussed with Michael Clampitt, due to requirements under New Jersey state banking laws with respect to when Bank of New Jersey (the “Bank”) must hold its annual meeting, we are amending the proxy statement/prospectus to include two proposals, the 2007 Non-Qualified Stock Option Plan for Directors and the Plan of Acquisition, to be acted upon a special meeting of the shareholders of the Bank.
     With respect to the specific comments raised in your letter, please note the following.
Form S-4
Proxy Statement
     1. It appears to the staff that several additional items that are part of the Plan of Acquisition should be unbundled and separately voted upon. They are the classified board of directors of the holding company, and the increase in authorized shares from 5,000,000 to 20,000,000. Please revise or advise.
     The Plan of Acquisition provides that shareholders of the Bank would exchange their shares for shares of the Company. The Company’s certificate of incorporation provides for a classified board of directors and authorizes 20,000,000 shares of common stock, as opposed to the 5,000,000 shares authorized by the Bank’s certificate of incorporation. Both of these provisions of the Company’s certificate of incorporation, including the risk factors associated with these provisions, are discussed in the proxy statement/prospectus. The proxy statement/prospectus clearly states that "[a]pproval of the Plan will, in effect, constitute approval of the classified board of directors by shareholders” and “[a]pproval of the Plan will, in effect, constitute approval of the increase in the number of authorized shares of common stock by shareholders.” (See pages 4-5 of the proxy statement/prospectus.)
     You have asked us to advise whether the classified board and the increase in authorized shares should be unbundled and separately voted upon. The basis for any such unbundling would be the Commission’s Rule 14a-4(a)(3); however, the Bank does not have securities registered pursuant to Section 12 of the Securities Exchange Act. Accordingly, Rule 14a-4(a)(3) does not apply to the solicitation.
     As a New Jersey state bank, the Bank is subject to regulation by the New Jersey Department of Banking and Insurance (“NJDOBI”) and the Plan of Acquisition is subject to approval by NJDOBI and the Federal Reserve Board of Governors (the “Federal Reserve”). Both the NJDOBI and the Federal Reserve have approved the Plan of Acquisition as proposed.
     For the foregoing reasons, it is our position that it is appropriate to submit the Plan of Acquisition to the shareholders of the Bank as presented in the proxy statement/prospectus.
     2. Consider adding narrative to the Plan of Acquisition proposal indicating “with anti-takeover provisions.”
     We have added the requested narrative to the Plan of Acquisition proposal in Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4/A (“Amendment 1”) in the letter from the President and CEO, the notice of shareholder meeting, the proxy statement/prospectus cover page and in the question and answer regarding the meeting agenda on page 10. In addition, we have added disclosure regarding the anti-takeover provisions to the summary description of the Plan of Acquisition on page 1.
Prospectus cover page
     3. Revise to include a Prospectus cover page in the next pre-effective amendment. Include those items required by Item 501 of Regulation S-K.
     We have added additional information to the proxy statement/prospectus cover page, including the title and amount of shares of Company common stock offered. Note that the Company common stock is not being offered for cash, there is no market for the Company common stock or the Bank common stock, there is no underwriter, and the Bank will not use the proxy statement/prospectus prior to it becoming effective. Delaying language has been added to the front cover page of the registration statement.
Table of Contents
     4. Revise to only include those items that will be included in the Prospectus and Annexes or Appendices thereto. In addition, the Proposals should reconcile with those listed on the shareholder letter, i.e., there are three proposals listed but only 2 appear herein.
     See the revised Table of Contents in Amendment 1.

     5. Since the Bank of New Jersey is not S-3 eligible, you may not incorporate any information by reference. See Items 13 and 14 of Form S-4. Please include the information required by Item 14 of Form S-4 apart from the financial statements.
     The statement regarding incorporation by reference, which appeared below the Table of Contents, has been deleted. The required Item 14 information has been included at pages 29 through 56 of the proxy statement/prospectus included in Amendment 1. Note that this information was included in the annual report included as an exhibit to the initial filing and was reviewed by the Commission.
Forward-Looking Statements
     6. Revise to remove the references to the private securities Litigation Reform Act of 1995 or disclose that the Act and safe harbor do not apply to this filing. See Section 27A(a)(1) of the Securities Act of 1993.
     The reference to the Litigation Reform Act of 1995 has been deleted.
Summary
     7. Please revise to state that the Summary highlights that material information, not some of the information, contained in the proxy statement-prospectus.
     The requested revision has been made. See revisions at page 1 of the proxy statement/prospectus.
Our Business, page 1
     8. Revise the first paragraph to disclose the mailing address and phone number of the executive offices.
     The requested revision has been made. See revisions at page 1 of the proxy statement/prospectus.
Plan of Acquisition, page 1
     9. Revise to disclose the number of shares outstanding that will be exchanged. In addition, we note here and elsewhere in the summary your reference to the “Proposals,” however, they do not reconcile with the “Notice of Annual Meeting...” (the “Notice”) insofar as the “Notice lists the plan of Acquisition as the third proposal and it is referred to as Proposal 2 herein. Please revise all the cross-references so that they match the order on the “Notice”.
     We have disclosed that all 2,399,846 outstanding shares of Bank common stock and up to 499,121 shares of Bank common stock underlying exercisable options and warrants will be exchanged. As noted in the introduction to this letter, the meeting and proposals which are the subject of the proxy statement/prospectus have been revised and the proposal references have been reconciled accordingly. See revisions at page 1 and elsewhere, where applicable, of the proxy statement/prospectus.
     10. Revise to add another subsection and address the 2007 benefits plan for directors including the number of share being registered for the plan.
     The requested subsection regarding the 2007 director option plan has been added at page 1 of the proxy statement/prospectus.
Per Share Data, page 1
     11. Please clarify whether the period ended December 31, 2006 is or quarter or longer.
     The presented period is the fiscal year. See revisions at page 1 of the proxy statement/prospectus.
Dissenters’ Rights, page 2
     12. Revise to briefly state what actions must not be taken or must be taken to perfect dissenter’s rights and add a cross-reference to a fuller discussion of those rights and actions required by holders to perfect those rights.
     We have added a brief discussion of the procedure for asserting and perfecting dissenters’ rights, as well as a cross-reference to the more complete discussion. See revisions at page 2 of the proxy statement/prospectus.
Risk Factors
     13. Please delete the second sentence of the preamble. It is not appropriate.
     The requested deletion has been made. See revisions at page 4 of the proxy statement/prospectus.
     14. Some of your risk factors suggest that there can be no assurance about a particular outcome when the real risk is not the inability to give assurance, but the underlying facts. Please delete this and similar language.
     The risk factors have been revised to more appropriately describe the identified risks. See revisions at pages 4-9 of the proxy statement/prospectus.
Certain provisions of New Jersey law ..., page 4
     15. Revise to briefly discuss those provisions that may discourage a takeover attempt and add a cross reference to a more complete discussion elsewhere in the Prospectus.
     We have added discussion regarding the prohibition of certain business combinations by the New Jersey Shareholders’ Protection Act, which may discourage takeover attempts, and provided a cross-reference to the more complete discussion. See revisions at page 4 of the proxy statement/prospectus.
We have a limited operating history, page 4
     16. Revise to disclose the accumulated deficit through December 31, 2006.
     The accumulated deficit at December 31, 2006 of $665,000 has been disclosed. See revisions at page 4 of the proxy statement/prospectus.
The holding company reorganization..., page 5
     17. Revise to provide examples of corporate governance and business operations flexibility created by the reorganization.
     Examples of flexibility with respect to potential acquisitions, raising capital and provisions included in the certificate of incorporate have been added. See revisions at page 5 of the proxy statement/prospectus.
Warrants could dilute ..., page 6
     18. Noting the warrants will be assumed by the holding company, provide the staff with an analysis as to why the warrants do not require registration. Provide a similar analysis on all other outstanding derivative securities, e.g., the option and the other benefit plans of the Bank. In this regard, what will happen to the Bank’s stock based benefits plans?
     The Bank has outstanding warrants to purchase 479,308 shares of its common stock. In connection with the holding company reorganization, the warrants will be assumed by the Company, but no new securities of the Company will be exchanged for the warrants of the Bank. Instead, the Company will issue shares of its common stock upon the exercise of any Bank warrants pursuant to the existing terms of the Bank warrants. The Bank warrants will not be registered for resale. Shares of Company common stock issuable upon exercise of the Bank warrants have been included in the number of shares of common stock being registered on the subject Form S-4. (See footnote 1 to the Calculation of Registration Fee on the front cover page of the registration statement.)
     If the holding company reorganization is consummated, the Bank’s existing 2006 Stock Option Plan and the proposed 2007 Non-Qualified Stock Option Plan for Directors, if adopted, will be assumed by the Company. After such time, outstanding options would represent the right to purchase shares of common stock of the Company, as opposed to shares of common stock of the Bank. The shares of Company common stock issuable upon the exercise of currently outstanding and exercisable options have been included in the number of shares of common stock being registered on the subject Form S-4. (See footnote 1 to the Calculation of Registration Fee on the front cover page of the registration statement.) It is anticipated that the Company will file registration statements on Form S-8 with respect to the two option plans following the consummation of the holding company reorganization.

We may not be successful ..., page 6
     19. Revise to provide management’s projection on the opening date and also disclose costs incurred through December 31, 2006 as well as remaining cost through completion and opening.
     Management projects that the referenced Bank branches will be opened during the second quarter of 2007. Costs incurred through December 31, 2006 were $455,000 and expected costs through completion and opening are $2,855,000. See revisions at page 6 of the proxy statement/prospectus.
We focus on lending ..., page 8
     20. Consider adding, “with a significant amount of commercial lending” to the heading and address the increased risks related to these type loans.
     We have added the suggested wording to the heading and noted that commercial lending is generally considered more risky than residential real estate or consumer lending due to the larger loan balances and the greater susceptibility to risk of default during an economic downturn. See revisions at page 8 of the proxy statement/prospectus.
Our allowance for loan losses ..., page 8
     21. Consider adding “due to our unseasoned portfolio”, to the heading and address the fact that all $80 million in loans were made in 2006.
     The proposed revisions have been incorporated. See revisions at page 8 of the proxy statement/prospectus.
We are dependent upon certain ..., page 9
     22. Revise to disclose the details of the change in control agreements and the absence of any other employment agreements.
     The severance payable upon a change of control under the change in control agreements has been disclosed and a cross-reference to the more complete discussion of the change in control agreements has been added. We have also noted that there are no other employment agreements. See revisions at page 9 of the proxy statement/prospectus.
Information About Voting, page 10
     23. Revise to add a Q&A for “How do you perfect and assert dissenters’ rights.”
     A question and answer section regarding dissenters’ rights has been added, as well as a cross-reference to the more complete discussion of dissenters’ rights. See revisions at page 12 of the proxy statement/prospectus.

Compensation Committee Report, page 17
     24. There is no Compensation Committee Report in Form S-4. Please revise
     The Compensation Committee Report has been deleted.
Executive Officers, page 18
     25. Revise to include the 5 year biographies of Mr. Buzzetti and Ms. Spinner as the staff cannot locate this information on pages 13-14.
     The table that begins on page 57 of the proxy statement/prospectus sets forth, among other things, the business background of the board of directors during the past five years, including the business background of Mr. Buzzetti’s since 1989. Ms. Spinner’s business background since 2001 is included in the portion of the table continued on page 58 of the proxy statement/prospectus.
     26. In addition, revise to add the 5 year biographies of the director-nominees as required by Item 401 of Regulation S-K.
     As noted in the introduction to this letter, the subject proxy statement/prospectus no longer relates to an annual meeting at which directors of the Bank will be elected. The business background for the past five years of each of the directors, however, is set forth in the table on pages 57-58 of the proxy statement/prospectus.
Compensation Discussion and Analysis, page 21
     27. Please revise this section to discuss the process used by the compensation committee in determining which institutions would make up the peer businesses which were then used to determine the basic salaries of the named executive officers.
     Businesses were identified as peers from the sources cited if they were determined to be of a similar size and located in the same region of the Bank. See revisions at page 65 of the proxy statement/prospectus.
     28. We note your disclosure that you offer the named executive officers “generally” the same benefits offered to other employees. Please advise the staff regarding any benefits that you provide to the named executive officers which are difference from those offered to other employees.
     The benefits offered to executive officers are the same as those offered to other employees. We have deleted the word, “generally.” See revisions at page 65 of the proxy statement/prospectus.
Director Compensation, page 24
     29. We note that many of your directors hold warrants. Please advise the staff regarding the circumstances surrounding the grant of those warrants. In particular, please advise the staff whether the warrants were issued to the directors in their capacity as directors, as organizers of the Bank during the initial capitalization or for some other purpose.
     In connection with the initial capitalization of the Bank, the Bank offered units which included one warrant for each five shares of stock. The warrants held by the directors are a result of this feature of the initial capitalization of the Bank.
Outstanding Equity Awards At Fiscal Year-End, page 23
     30. The staff notes in footnote 12 to the financial statements (page 48 of the Annual Report) that 20,000 options were vested at year-end, however, the table herein reflects 22,000. Please revise or advise.
     The number of options vested at year-end has been corrected to read 22,000. See revisions at page 48 of Exhibit 13.1 to Amendment 1.
Proposal
Plan of Acquisition, page 27
     31. Revise to add subsection for “Changes in Shareholders’ Rights” and therein provide a discussion for each change in shareholders’ rights before and after the holding company formation, e.g., anti-takeover provision, dissenters’ rights, etc. In this regard, consider moving the disclosures on pages 35 through 38 to this Proposal before the “Accounting treatment” on page 29.
     We have reorganized the discussion regarding changes in shareholders’ rights based on the comments received. See revisions at pages 17 to 20 of the proxy statement/prospectus.
Material United States Federal Income Tax Consequences, page 30
     32. Revise to state that the discussion is Pepper Hamilton’s tax opinion.
     The discussion has been identified as Pepper Hamilton’s opinion. See revisions at page 21 of the proxy statement/prospectus.
Consequences Under Federal Securities Laws, page 34
     33. The proxy statement-prospectus is the prospectus, and the registration statement has been filed. Please revise.
     We have made appropriate revisions at page 25 of the proxy statement/prospectus.
Index of Exhibits, page 42
     34. Revise Exhibit D in the Index to add parenthetically (“Dissenters’ Rights”).
     See revisions at the Table of Contents and pages 69 and D-1 of the proxy statement/prospectus.

     35. Revise to switch exhibits 10.2 and 10.3 and they are currently reversed in the Index.
     See revisions to the Exhibit Index of Amendment 1.
     Finally, in connection with your review of the above-referenced materials, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect thereto; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Once again, thank you for your time. Please feel free to call our counsel, Robert B. Murphy, Esq. at 202.220.1454 or Donald R. Readlinger, Esq. at 609.951.4164, should you have any questions or further comments in these regards.

Sincerely,

/s/ Albert F. Buzzetti
Albert F. Buzzetti
President and CEO